Exhibit 99.1

Balko Technologies Enters into Agreement with Draganfly for Integration of Advanced Modular LiDAR Drone Solutions; Multiple Orders Placed

Tampa, FL – April 9, 2025– Draganfly Inc. (NASDAQ: DPRO) (“Draganfly” or the “Company”), an industry-leading developer of drone solutions and systems, is pleased to have been selected as the primary UAS provider by Balko Technologies, an industry-leading company specializing in the design and manufacture of high-performance LiDAR payloads and post-processing software.

This announcement follows the integration and testing of Balko LiDAR products on the Draganfly Commander 3XL and Apex UAS, providing Balko customers with a suite of modular LiDAR and Drone platforms supporting a wide variety of performance requirements, budgets, and operating scenarios.

Under this agreement, Balko becomes an official distributor of Draganfly’s products throughout North America, expanding access to cutting-edge drone technology for industrial, energy, and environmental monitoring applications. Since signing the agreement, multiple customers have issued purchase orders for the Draganfly Commander 3XL to be paired with Balko’s innovative modular Connectiv LiDAR sensor with one delivery completed in Q1.

“Draganfly’s mission has always been to deliver world-class UAV solutions tailored to critical applications,” said Cameron Chell, President and CEO of Draganfly. “Partnering with Balko enhances our ability to provide customers with advanced aerial mapping and data collection tools, leveraging Balko’s robust LiDAR payloads to further our reach across North America.”

“We’re excited to be working with Draganfly, a company that shares our commitment to innovation and reliability,” said Maude Pelletier, President of Balko Technologies. “Our LiDAR systems are built for performance and precision, and when paired with Draganfly’s drone platforms, we can unlock even greater capabilities for our shared clients.”

About Balko Technologies

Founded in 2021 and based in Quebec, Canada, Balko Technologies specializes in developing and manufacturing modular LiDAR systems for drones. Their flagship product, the Connectiv sensor, is designed to be versatile and fully configurable—allowing users to interchange lasers, inertial navigation systems (INS), and cameras to adapt to specific project requirements across industries. Backed by a team of seasoned experts with decades of combined experience in geospatial technologies, product and software engineering, Balko combines the agility of a startup with deep industry knowledge. Balko’s mission is to democratize geospatial data collection by offering flexible, cutting-edge tools that empower professionals across a wide range of applications. For more information on Balko, visit www.balkotechnologies.com

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions, AI-driven software, and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

For more information, visit www.draganfly.com.

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Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the fact that partnering with Balko enhances Draganfly’s ability to provide customers with advanced aerial mapping and data collection tools, leveraging Balko’s robust LiDAR payloads to further our reach across North America. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.